Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

INTERCEPT PHARMACEUTICALS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Intercept Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.             The name of the corporation is Intercept Pharmaceuticals, Inc. (the “Corporation”). The Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on September 4, 2002 under the name TSM Pharmaceuticals, Inc. The Certificate of Incorporation of the Corporation filed on September 4, 2002 was amended on October 11, 2002 to change the name of the Corporation to Intercept Pharmaceuticals, Inc. A Restated Certificate of Incorporation was last filed on October 16, 2012.

2.             This Certificate of Amendment to Restated Certificate of Incorporation of the Corporation was duly adopted by the Board of Directors of the Corporation pursuant to a resolution setting forth the proposed amendment of the Restated Certificate of Incorporation and declaring said amendment to be advisable.

3.             Article FOURTH, Paragraph A. of the Restated Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

A.             Designation and Number of Shares.

The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 40,000,000 shares, consisting of 35,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock designation.

4.             The foregoing amendment was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

5.             The aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Restated Certificate of Incorporation be signed by its duly authorized President and Chief Executive Officer this 17th day of July, 2014.

INTERCEPT PHARMACEUTICALS, INC.

By:	/s/ Mark Pruzanski
Mark Pruzanski, M.D. President and Chief Executive Officer